Exhibit 12.1

Boise Cascade Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2016	2015	2014	2013	2012
	(thousands, except ratios)
Interest costs	$26,692	$22,532	$22,049	$20,426	$21,757
Capitalized interest	—	—	—	—	—
Interest factor related to noncapitalized leases	6,582	6,913	5,741	5,041	5,950
Total fixed charges	$33,274	$29,445	$27,790	$25,467	$27,707

Income (loss) before income taxes and cumulative effect of accounting changes	$43,301	$80,682	$123,305	$78,148	$41,803
Undistributed (earnings) losses of less than 50% -owned entities, net of distributions	—	—	—	—	—
Total fixed charges	33,274	29,445	27,790	25,467	27,707
Total earnings (losses) before fixed charges	$76,575	$110,127	$151,095	$103,615	$69,510

Ratio of earnings to fixed charges	2.30	3.74	5.44	4.07	2.51

Amount by which earnings are insufficient to cover fixed charges	N/A	N/A	N/A	N/A	N/A